UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: March 31, 2021

Commission File Number: 001-40016

BESPOKE CAPITAL ACQUISITION CORP.

(Exact Name of registrant as specified in its charter)

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Restated Interim Unaudited Financial Statements

In accordance with Canadian securities laws, Bespoke Capital Acquisition Corp. (the “Company”) restated and re-filed its previously reported unaudited interim financial statements for the three months ended March 31, 2020, the three and six months ended June 30, 2020, and the three and nine months ended September 30, 2020 (each, a “restated period” and, collectively, the “unaudited restated interim financial statements”) to be prepared in accordance with U.S. generally accepted accounting principles instead of International Financial Reporting Standards. The Company also restated and re-filed the accompanying management’s discussion and analysis disclosures for the restated periods.

Copies of the unaudited restated interim financial statements are attached hereto as Exhibits 99.1, 99.5, and 99.9, respectively. Copies of the restated management’s discussion and analysis for each of the restated periods are attached hereto as Exhibits 99.2, 99.6, and 99.10, respectively.

The unaudited restated interim financial statements replace and supersede the respective previously filed original unaudited interim financial statements.

EXHIBIT INDEX

Exhibit	Title

99.1	Restated Financial Statements for the Period Ended March 31, 2020
99.2	Restated Management’s Discussion and Analysis for the Period Ended March 31, 2020
99.3	Form 52-109F2R – CEO’s Certification of Refiled Interim Filings for the Period Ended March 31, 2020
99.4	Form 52-109F2R – CFO’s Certification of Refiled Interim Filings for the Period Ended March 31, 2020
99.5	Restated Financial Statements for the Period Ended June 30, 2020
99.6	Restated Management’s Discussion and Analysis for the Period Ended June 30, 2020
99.7	Form 52-109F2R – CEO’s Certification of Refiled Interim Filings for the Period Ended June 30, 2020
99.8	Form 52-109F2R – CFO’s Certification of Refiled Interim Filings for the Period Ended June 30, 2020
99.9	Restated Financial Statements for the Period Ended September 30, 2020
99.10	Restated Management’s Discussion and Analysis for the Period Ended September 30, 2020
99.11	Form 52-109F2R – CEO’s Certification of Refiled Interim Filings for the Period Ended September 30, 2020
99.12	Form 52-109F2R – CFO’s Certification of Refiled Interim Filings for the Period Ended September 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP.
(Registrant)

March 31, 2021	By:	/s/ Mark Harms
Mark Harms
Chief Executive Officer